Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via FedEx and EDGAR

July 18, 2008

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:    General Electric Company
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 001-00035

Dear Ms. Crane:

Per our phone conversation with you on July 14, 2008, this letter is in response to the additional questions raised on the June 27, 2008 conference call with staff.  The June 27, 2008 conference call was held to discuss our letter dated June 17, 2008 submitted in response to your comment letter dated May 27, 2008 relating to the above-referenced document.

Our understanding of the staff’s additional questions is summarized below in bold text preceding each response.

The staff has asked us to clarify whether our corrections related to certain inconsequential or perfunctory performance obligations discussed in our response letters dated May 9, 2008 and June 17, 2008 were consistently applied for “like” performance obligations.

Response:

We confirm to the staff that subsequent to corrections made in the second quarter, which were previously discussed in our June 17th letter, we consistently apply the inconsequential and perfunctory notion to “like” performance obligations.

As previously discussed, in our Healthcare Clinical Systems business, in the second quarter we revised our accounting globally for all arrangements that applied the inconsequential or perfunctory notion to undelivered installation services (primarily Ultrasound products).  The impact of correcting this error in the second quarter was less than $2 million of revenues.  Beginning in the second quarter, we account for all Healthcare Clinical Systems installation services as a separate deliverable under EITF 00-21.

With regard to locomotive sales contracts that involve commissioning services in our Transportation business, we consistently account for all commissioning services as inconsequential and perfunctory service obligations in accordance with SAB 104.  The majority of our locomotive sales contracts do not contain payment holdbacks relative to these services.

In our previous letter dated June 17th, we had identified 2 locomotive sales contracts where revenue was recognized relating to commissioning where the final installment of the purchase price was not contractually due until the completion of the commissioning.  One of the contracts concluded in 2008 and total holdbacks with respect to that arrangement were less than $3.5 million in 2007 and $0.5 million in 2008.  The second contract is ongoing and total holdbacks under this arrangement were approximately $3.3 million in 2007.  During the second quarter, we have modified the existing terms under this arrangement with the customer to eliminate the contingent payment provision.

Also, as discussed in our response letter dated June 17th, the Enterprise Solutions business had identified arrangements where the final payment was not due until the delivery of product manuals.  We indicated that the impact of the error was less than $1 million of revenues.  After a more detailed review of the contracts, we have determined that impact of correcting this error in the second quarter was approximately $70,000 of revenues.

The staff had also asked us to include additional disclosure of intercompany eliminations with respect to our statement of cash flows, enhance MD&A discussion with respect to consolidated cash flows and consider including qualitative discussion on the impact of intercompany transactions with respect to GE CFOA, if significant.

We advise the staff that the above disclosures will be incorporated into our second quarter Form 10-Q filing.

Should you have any questions regarding this matter, please contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller

cc:   J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel;
Chairman, Disclosure Committee
F. Casal, Partner, KPMG LLP